

02007725

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 31883

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Benchmark Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4053 Maple Road, Suite 200
(No. and Street)

Amherst	New York	14226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven J. Longo — (716) 833-4986
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chiampou Travis & Dansa LLP
(Name — *if individual, state last, first, middle name*)

5110 Main Street, Suite 215	Williamsville	New York	14221
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven J. Longo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benchmark Capital Corporation, as of December 31, X19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Steven J. Longo
Vice President
Title

Notary Public
DEBORAH M. FOX
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN ERIE COUNTY
My Commission Expires July 7, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENCHMARK CAPITAL CORPORATION

Financial Statements and Supplemental Schedule
For the Year Ended December 31, 2001 with
Independent Auditors' Report and
Supplemental Report on Internal Control

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

BENCHMARK CAPITAL CORPORATION

TABLE OF CONTENTS

◆ Chiampou Travis & Dansa LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Charles W. Chiampou, CPA, JD
Robert J. Travis, CPA
Michael J. Dansa, CPA
Eugene G. Kershner, CPA
Kelly G. Besaw, CPA, CVA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Benchmark Capital Corporation
Amherst, New York

We have audited the accompanying statement of financial condition of Benchmark Capital Corporation as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and of cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Capital Corporation at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chiampou Travis & Dansa LLP

February 18, 2002

The Walker Center | 5110 Main Street Suite 215 | Williamsville | New York 14221 | P 716 630 2400 F 716 630 2401 | www.chiampou.com

BENCHMARK CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Cash	$ 8,024
Prepaid expenses	1,750
TOTAL ASSETS	$ 9,774

LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 812
STOCKHOLDERS' EQUITY:	
Common stock - $1 par value; 300 shares authorized, issued and outstanding	300
Additional paid-in capital	78,048
Accumulated deficit	(69,386)
Total stockholders' equity	8,962
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,774

See notes to financial statements.

BENCHMARK CAPITAL CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Other revenue - interest income	$ 136
EXPENSES:	
Regulatory fees and expenses	1,091
Administrative expense - legal	1,161
Other expenses	2,399
Licenses and taxes	325
Total expenses	4,976
NET LOSS	$ (4,840)

See notes to financial statements.

BENCHMARK CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Capital	Deficit
BALANCE, JANUARY 1, 2001	300	$ 300	$ 73,365	$ (64,546)
Capital contributions	-	-	4,683	-
Net loss for the year ended December 31, 2001	-	-	-	(4,840)
BALANCE, DECEMBER 31, 2001	300	$ 300	$ 78,048	$ (69,386)

See notes to financial statements.

BENCHMARK CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (4,840)
Prepaid expenses	(1,750)
Accounts payable and accrued expenses	487
Net cash used in operating activities	(6,103)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions from stockholders	4,683
NET DECREASE IN CASH	(1,420)
CASH, BEGINNING OF YEAR	9,444
CASH, END OF YEAR	$ 8,024

See notes to financial statements.

BENCHMARK CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background - Benchmark Capital Corporation ("the Company") is an NASD/SEC/New York registered broker-dealer created to market limited partnerships on both a retail and wholesale basis. The Company was not active as a broker/dealer in 2001.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENT

The Company must comply with the Uniform Net Capital Rule under the Securities Exchange Act of 1934 which provides that aggregate indebtedness, as defined, may not exceed 15 times net capital (generally Company capital less reductions for assets not readily convertible into cash at full value). There are restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

At December 31, 2001, the Company's net capital and required net capital (as defined) were $7,212 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was approximately .11 to 1.

3. RESERVE REQUIREMENT

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (See Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(A) of the Rule.

* * * * * *

BENCHMARK CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

TOTAL STOCKHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 8,962
DEDUCTIONS:	
Non-allowable assets - prepaid expenses	(1,750)
NET CAPITAL	$ 7,212
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Net capital requirement (greater of 6 2/3% of aggregate indebtedness [$54] or $5,000)	$ 5,000
EXCESS NET CAPITAL	$ 2,212
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 812
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.11 to 1

There are no material differences between the above computation of net capital and the Respondent's computation included in the unaudited Part II A of Form X-17A-5 as of December 31, 2001. Accordingly, no reconciliation of the two computations is deemed necessary.

Charles W. Chiampou, CPA, JD
Robert J. Travis, CPA
Michael J. Dansa, CPA
Eugene G. Kershner, CPA
Kelly G. Besaw, CPA, CVA

Chiampou Travis & Dansa LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Benchmark Capital Corporation
Amherst, New York

In planning and performing our audit of the financial statements and supplemental schedule of Benchmark Capital Corporation ("the Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Walker Center | 5110 Main Street Suite 215 | Williamsville | New York 14221 | P 716 630 2400 F 716 630 2401 | www.chiampou.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Champion Traw & Dennsa LLP

February 18, 2002